Exhibit 21

Subsidiaries of JRSIS Health Care Corporation, a Florida corporation

JRSIS Health Care Limited, a limited company organized in the British Virgin Islands

Runteng Medical Group Company Limited, a limited company organized in Hong Kong

Laidian Technology (Zhongshan) Co., Ltd., a limited company organized in the People’s Republic of China